UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

(Amendment No. 30)

M.D.C. Holdings, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

552676 10 8

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552676108	SCHEDULE 13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON Larry A. Mizel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
5.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 1,672,197 shares
6.	WITH SHARED VOTING POWER 6,315,430 shares
7.	WITH SOLE DISPOSITIVE POWER 1,672,197 shares
8.	WITH SHARED DISPOSITIVE POWER 6,315,430 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,987,627 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.5%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 552676108	SCHEDULE 13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

M.D.C. Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4350 South Monaco Street, Suite 500

Denver, Colorado 80237

Item 2(a)	Name of Person Filing:

Larry A. Mizel

Item 2(b)	Address of Principal Business Office, or, if None, Residence:

4350 South Monaco Street, Suite 500

Denver, Colorado 80237

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

common stock, $.01 par value per share

Item 2(e)	CUSIP Number:

552676 10 8

Item 3	Not Applicable.

Item 4(a)	Amount Beneficially Owned:

7,987,627 shares

Item 4(b)	Percent of Class:

16.5% (based upon the number of shares of the Issuer’s Common Stock that were outstanding as of September 30, 2010 as reported in the Issuer’s Form 10-Q dated September 30, 2010)

Item 4(c)	Number of Shares as to Which Such Person Has:

(i) Sole power to vote or direct the vote – 1,672,197 shares which includes 1,428,902 shares issuable upon the exercise of stock options (exercisable within 60 days of December 31, 2010) granted to the reporting person under the Issuer’s 2001 Equity Incentive Plan, 160,000 shares of restricted stock granted to the reporting person under the Issuer’s 2001 Equity Incentive Plan, 20,000 shares of vested stock, 60,000 shares of restricted stock issuable under the Issuer’s 2001 Equity Incentive Plan as of the date the Issuer’s Compensation Committee or its designated member certifies that the performance goal set forth in Article III.A.(ii) of the M.D.C. Holdings, Inc. Amended Executive Officer Performance-Based Compensation Plan (approved by the Issuer’s shareowners at the 2008 Annual Meeting) has been achieved for the fiscal year ended December 31, 2010 and 3,295 shares held in account for the reporting person in the Company’s 401(k) Plan.

CUSIP No. 552676108	SCHEDULE 13G	Page 4 of 6 Pages

(ii) Shared power to vote or direct the vote – 6,315,430 shares

This amount includes 352,837 shares held by Ari Capital Partners, LLLP (“Ari Capital”) of which reporting person may be deemed to have beneficial ownership. The sole general partner of Ari Capital is CVentures, Inc. (“CVentures”). Reporting person is the beneficiary of various trusts which own 50.6885% of the stock of CVentures. Also, reporting person is a director and president of CVentures and may be deemed to control the other 49.3115% of the common stock of CVentures. A trust, of which the reporting person is the sole beneficiary, is the sole limited partner of Ari Capital, and has a 99.85% partnership interest in Ari Capital. Reporting person is a trustee of this trust.

The amount in Item 4(c)(ii) above also includes 4,000,000 shares held by Ari Investment Partners VII LLC (“Ari LLC”) of which reporting person may be deemed to have beneficial ownership. Ari Capital holds 100% of the outstanding LLC units in Ari LLC and CVentures is the sole manager of Ari LLC.

The amount in Item 4(c)(ii) above also includes 1,362,214 shares held by CGM Capital LLC (“CGM Capital”) of which reporting person may be deemed to have beneficial ownership. The sole manager of CGM Capital is CVentures. A trust, of which reporting person’s spouse is the sole beneficiary, is the only other member of CGM Capital, and has a 99.98% equity interest in CGM Capital. Reporting person is a trustee of this trust.

The amount in Item 4(c)(ii) above also includes 600,000 shares held by CLCD No. 2, LLC (“CLCD2”) of which Reporting Person may be deemed to have beneficial ownership. The sole manager of CLCD2 is Reporting Person’s spouse. Reporting Person has a 99% equity interest and Reporting Person’s spouse has a 1% equity interest in CLCD2.

The amount in Item 4(c)(ii) above also includes 379 shares held by a trust of which reporting person may be deemed to have beneficial ownership although reporting person has no pecuniary interest in such shares. Reporting person is a trustee of this trust and a director of the two foundations which are the beneficiaries of such trust.

(iii) Sole power to dispose or direct the disposition of – 1,672,197 shares, which includes the shares described in response to Item 4(c)(i) above.

(iv) Shared power to dispose or direct the disposition of – 6,315,430 shares, which includes the shares described in response to Item 4(c)(ii) above.

Item 5	Ownership of 5% or Less of a Class:

Not Applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not Applicable.

CUSIP No. 552676108	SCHEDULE 13G	Page 5 of 6 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

CUSIP No. 552676108	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 10, 2011	/s/ Larry A. Mizel
	Reporting Ownership	Larry A. Mizel
As of December 31, 2010